Exhibit 4.2.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Description of Securities

The following description of the capital stock of McGrath RentCorp is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.1 is a part. For additional information, we encourage you to read the Articles of Incorporation, the Bylaws, and the applicable laws of the state of California.

Authorized Capital Shares

Our authorized capital shares consist of 40,000,000 shares of common stock, no par value (“Common Stock”). As of December 31, 2019, 24,296,305 shares of Common Stock were issued and outstanding.

Voting Rights

Except as provided in Section 708 of the California Corporations Code, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote of shareholders. The holders of Common Stock may cumulate their votes in the election of directors upon completion of the notice required by the Bylaws.

Dividend Rights

The holders of the Common Stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.

Other Rights and Preferences

The holders of Common Stock may act by unanimous written consent. The Common Stock has no sinking fund, redemption provisions, or preemptive, conversion, or exchange rights. Special meetings of shareholders may be called by shareholders holding shares in the aggregate representing not less than 10% of the votes entitled to vote at the meeting.

Listing

The Common Stock is traded on the NASDAQ Global Select Market under the trading symbol “MGRC.”

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